Exhibit (a)(2)(L)

Dear All,

As you may know, eBay officially finalized the tender offer yesterday, meaning that Gmarket will become an eBay family member upon the tender offer completion. I know that the past several weeks have presented various challenges and concerns, and I sincerely appreciate all of your patience, understanding and cooperation during that time. And I am also proud of all of you for maintaining focus and making good progress in our business under such a volatile environment.

All of you will receive welcoming e-mails from John Donahoe, President and CEO, eBay and Lorrie Norrington, President of eBay Marketplace and we expect to hear a welcoming message from John at the all-hands meeting for all Gmarket employees scheduled for this Friday.

We are entering a new chapter in the Gmarket success story and are eager and excited to see what the future holds for us. Thank you once again.

Sincerely,

Young Bae Ku